SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PTC Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

69370C100

(CUSIP Number)

Brookside Capital Partners Fund, L.P.

John Hancock Tower, 200 Clarendon St.

Boston, Massachusetts 02116

(617) 516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

13D

CUSIP No. 69370C100

1.	Name of reporting persons S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Brookside Capital Partners Fund, L.P. EIN No.: 04-3313066
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,083,333 Shares
	8.	Shared voting power 0 (see Item 5)
	9.	Sole dispositive power 1,083,333 Shares
	10.	Shared dispositive power 0 (see Item 5)
11.	Aggregate amount beneficially owned by each reporting person 1,083,333 Shares (see Item 5)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.6%
14.	Type of reporting person PN

13D

CUSIP No. 69370C100

1.	Name of reporting persons S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Brookside Capital Trading Fund, L.P. EIN No.: 26-4233731
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,250,000 Shares
	8.	Shared voting power 0 (see Item 5)
	9.	Sole dispositive power 1,250,000 Shares
	10.	Shared dispositive power 0 (see Item 5)
11.	Aggregate amount beneficially owned by each reporting person 1,250,000 Shares (see Item 5)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 5.3%
14.	Type of reporting person PN

Item 1.	Security and Issuer

This Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”) of PTC Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 100 Corporate Court, South Plainfield, New Jersey 07080.

Item 2.	Identity and Background

(a)	This Statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) Brookside Capital Partners Fund, L.P., a Delaware limited partnership (“Partners Fund”), whose sole general partner is Brookside Capital Investors, L.P., a Delaware limited partnership (“Brookside Investors”), whose sole general partner is Brookside Capital Management, LLC, a Delaware limited liability company (“Brookside Management”); and (2) Brookside Capital Trading Fund, L.P., a Delaware limited partnership (“Trading Fund”), whose sole general partner is Brookside Capital Investors II, L.P., a Delaware limited partnership (“Brookside Investors II”), whose sole general partner is Brookside Management.

(b)	The principal business address of each of the Partners Fund, the Trading Fund, Brookside Investors, Brookside Investors II, and Brookside Management is John Hancock Tower, 200 Clarendon Street, Boston, MA 02116.

(c)	The principal business of the Reporting Persons is that of an investment partnership.

(d)	None of the Reporting Persons during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Partners Fund, Trading Fund, Brookside Investors, Brookside Investors II and Brookside Management is organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the purchases of the Issuer’s securities was the working capital of the Partners Fund and the Trading Fund.

The consideration for the purchase of the Series Four Senior Preferred Stock (as described under Item 4 below) by the Partners Fund was $12,999,996.00 (before fees and expenses). The consideration for the purchase of the Common Stock (as described under Item 4 below) by the Trading Fund was $18,750,000.00 (before fees and expenses).

The Partners Fund and the Trading Fund did not borrow any funds to effectuate the transaction whereby they received the securities that are the subject of this filing on Schedule 13D. The Partners Fund and the Trading Fund each used its own respective working capital to make the purchases described herein.

Item 4.	Purpose of Transaction

On June 25, 2013, the Trading Fund purchased 1,250,000 shares of Common Stock from the Issuer for the consideration described in Item 3 above (the “Purchase”) and in conjunction with the closing of the Issuer’s initial public offering (“Offering”). The Purchase occurred pursuant to and on the terms set forth in the Company’s Prospectus filed pursuant to Rule 424(b)(4) on June 20, 2013 with the Securities and Exchange Commission (the “Prospectus”).

Prior to the Purchase, the Partners Fund held 1,083,333 shares of the Issuer’s Series Four Senior Preferred Stock. All shares of Series Four Senior Preferred Stock held by the Partners Fund were purchased on March 7, 2013 and automatically converted on a one-for-one basis on June 25, 2013 into 1,083,333 shares of Common Stock (the “Conversion”). Following the Purchase and the Conversion, the Reporting Persons hold 2,333,333 shares of Common Stock.

The purpose of the Purchase described above is for investment purposes and the Purchase was made in the ordinary course of business and was not made for the purpose of acquiring control of the Issuer.

Pursuant to a Lock-Up Agreement, dated March 10, 2013, entered into with J.P. Morgan Securities, LLC, and Credit Suisse Securities (USA), LLC in connection with the Offering, each of the Partners Fund and the Trading Fund are subject to an initial Lock-Up Period (as defined in the Lock-Up Agreement) commencing on March 10, 2013 and continuing and including the date 180-days after the date of the Prospectus, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock.

Except to the extent the foregoing may be deemed a plan or proposal, neither the Partners Fund nor the Trading Fund have plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

(a) –	(c) The information contained on the cover pages to this Schedule 13D is hereby incorporated herein by reference. As reported in the Prospectus, following the Offering there are 23,678,190 shares of Common Stock outstanding. The Trading Fund beneficially owns 1,250,000 shares of Common Stock, representing 5.3% of the Issuer’s outstanding Common Stock, and the Partners Fund beneficially owns 1,083,333 shares of Common Stock, representing 4.6% of the Issuer’s outstanding Common Stock. Collectively, the Reporting Persons beneficially own 2,333,333 shares of Common Stock, representing 9.9% of the Issuer’s outstanding Common Stock.

Brookside Investors, as the sole general partner of the Partners Fund, may be deemed to share voting and dispositive power with respect to 1,083,333 shares of Common Stock currently held by the Partners Fund, representing 4.6% of the shares of the Issuer’s outstanding Common Stock. Brookside Investors II, as the sole general partner of the Trading Fund, may be deemed to share voting and dispositive power with respect to 1,250,000 shares of Common Stock currently held by the Partners Fund, representing approximately 5.3% of the Issuer’s outstanding Common Stock. The filing of this Statement shall not be construed as an admission that Brookside Investors and Brookside Investors II are, for the purpose of Section 13(d) of the Exchange Act, the beneficial owners of such shares held by the Partners Fund and the Trading Fund.

Brookside Management, as the sole general partner of Brookside Investors and Brookside Investors II, may be deemed to share voting and dispositive power with respect to 2,333,333 shares of Common Stock currently held by the Partners Fund and the Trading Fund, representing 9.9% of the shares of Common Stock outstanding. The filing of this Statement shall not be construed as an admission that Brookside Management is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by the Partners Fund and the Trading Fund.

(d)	Except as otherwise described in this Item 5, no one other than the Partners Fund and the Trading Fund has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Partners Fund and the Trading Fund.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated herein by reference. Other than the Lock-Up Agreement described in Item 4, the Partners Fund and the Trading Fund are not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as disclosed in Items 4 and 5 above.

Item 7.	Material to be Filed as Exhibits

The form of Lock-Up Agreement described in Items 4 and 6 is attached as Exhibit A to the Underwriting Agreement filed on June 5, 2013 as Exhibit 1.1 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-188657), and is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 3, 2013

BROOKSIDE CAPITAL PARTNERS FUND, L.P.

By:	Brookside Capital Investors, L.P., its general partner
By:	Brookside Capital Management, LLC, its general partner

By:	/s/ William E. Pappendick IV
Name:	William E. Pappendick IV
Title:	Managing Director

BROOKSIDE CAPITAL TRADING FUND, L.P.

By:	Brookside Capital Investors II, L.P., its general partner
By:	Brookside Capital Management, LLC, its general partner

By:	/s/ William E. Pappendick IV
Name:	William E. Pappendick IV
Title:	Managing Director

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13D

The undersigned hereby agree as follows:

(i) The Statement on Schedule 13D, and any amendments thereto, to which this Agreement is annexed as Exhibit A is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: July 3, 2013

BROOKSIDE CAPITAL PARTNERS FUND, L.P.

By:	Brookside Capital Investors, L.P., its general partner
By:	Brookside Capital Management, LLC, its general partner

By:	/s/ William E. Pappendick IV
Name:	William E. Pappendick IV
Title:	Managing Director

BROOKSIDE CAPITAL TRADING FUND, L.P.

By:	Brookside Capital Investors II, L.P., its general partner
By:	Brookside Capital Management, LLC, its general partner

By:	/s/ William E. Pappendick IV
Name:	William E. Pappendick IV
Title:	Managing Director